Exhibit 99.2

Santiago, January 14th, 2019
GG. - 28 / 2019

Mr.
Joaquín Cortez Huerta
Chairman
Financial Market Commission
Present

Ref.: Material Event Notice

For your consideration,

In accordance with the provisions set forth in articles 9 and 10 of Law No 18,045 on Securities Markets and Chapter 18-10 of the Compilation of Rules of the Chilean Superintendence of Banks and Financial Institutions (“SBIF”), Itaú Corpbanca (the “Bank”) informs the following material event.

As informed pursuant to the material event notice dated January 8, 2019, by means of resolution No. 101 dated January 4, 2019 (the “Resolution”), the SBIF imposed on the Bank a fine in the amount of Ch$5,985,328,978 based on the understanding that the Bank exceeded the legal lending limit for a single creditor set forth in sections 84 No. 1 and 85 literal a) of the Chilean General Banking Law and in Chapter 12-3 of the Compilation of Rules of the SBIF, in connection with certain loan facility to Norte Grande S.A. executed in July 2013. The same Resolution accepted the defenses filed by the Bank with respect to the other two charges that were made in the same administrative procedure.

In a meeting held today, the Board of Directors of Itaú Corpbanca, together with its legal advisors, analyzed the Resolution, its grounds and implications, as well as the possible courses of actions. After considering all the relevant aspects, including legal and others, the Board of Directors agreed by the unanimity of all its present members:

1.	To reassert its full conviction that the Bank acted in accordance with applicable law in all the credit operations that were subject to charges, including the one that caused the fine.

2.	To not file any complaint against the Resolution.

This decision was adopted in the best interest of the Bank and its shareholders, with the understanding that to initiate a complaint process would involve various substantial costs for the Bank, even though there are solid arguments to challenge the fine. In particular, the Board of Directors decided to prioritize the normal performance of the Bank, focusing the attention and resources of the administration toward the execution of its business objectives and thus, avoiding with the continuation of this process and its negative implications as a distraction to management, impact on communications and a loss of focus in the relationship between the Bank and its regulator.

Sincerely,

Manuel Olivares Rossetti
Chief Executive Officer
Itaú Corpbanca